# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Copper Property CTL Pass Through Trust, CIK 0001837671
CUSIP: 217519107
Title of class of securities: Trust Certificates, no par value
Address of issuer's principal executive offices: 3 Second Street, Suite 206, Jersey City, New Jersey (NJ), 07311-4056
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001313756

## Reporting persons
- Owl Creek Asset Management, L.P.: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 4,432,185; sole dispositive power 0; shared dispositive power 4,432,185; aggregate amount beneficially owned 4,432,185 (5.9% of the class)
- Jeffrey A. Altman: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 4,432,185; sole dispositive power 0; shared dispositive power 4,432,185; aggregate amount beneficially owned 4,432,185 (5.9% of the class)

## Item 1. Issuer
Name of issuer: Copper Property CTL Pass Through Trust
Address of issuer's principal executive offices: 3 Second Street, Suite 206, Jersey City, NJ 07311-4056.

## Item 2. Person Filing
Name of person filing:
This statement is filed by:

(i) Owl Creek Asset Management, L.P., a Delaware limited partnership and the investment manager of certain funds and related entities (the "Owl Creek Funds and Entities"), with respect to the Trust Certificates owned by the Owl Creek Funds and Entities; and

(ii) Jeffrey A. Altman ("Mr. Altman"), as managing member of the general partner of Owl Creek Asset Management, L.P., with respect to the Trust Certificates owned by the Owl Creek Funds and Entities.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."

The filing of this statement should not be construed as an admission that any of the foregoing persons or any Reporting Person is, for the purposes of Section 13 of the Act, the beneficial owner of the securities reported herein.
Address of principal business office or, if none, residence: The address of the principal business office of each of the Reporting Persons is 640 Fifth Avenue, 20th Floor, New York, NY 10019.
Citizenship: Owl Creek Asset Management, L.P. is a limited partnership organized under the laws of the State of Delaware. Mr. Altman is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
The information required by Item 4(a) is set forth in Row 9 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

The percentage set forth in this Schedule 13G is calculated based upon an aggregate of 75,000,000 Trust Certificates outstanding as of March 31, 2026, as reported in Exhibit 99.1 to the Issuer's Current Report on Form 8-K, filed with the Securities and Exchange Commission on April 6, 2026.
Percent of class: 5.9%
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See Item 2(a). The Owl Creek Funds and Entities have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Trust Certificates reported herein. OCRE Holdings LLC (on behalf of certain Owl Creek Funds and Entities) has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, more than 5% of the Trust Certificates reported herein.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99.1: Joint Filing Agreement

## Signatures
- Owl Creek Asset Management, L.P.: /s/ Jeffrey A. Altman, By: Owl Creek GP, L.L.C., General Partner, By: Jeffrey A. Altman, Managing Member (05/15/2026)
- Jeffrey A. Altman: /s/ Jeffrey A. Altman, Jeffrey A. Altman, Individually (05/15/2026)